[LETTERHEAD OF JAZZ TECHNOLOGIES, INC.]

December 8, 2010

Mr. Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Jazz Technologies, Inc. (the “Company”) and Additional Registrants
Amendment No.1 to Registration Statement on Form S-4
Filed November 26, 2010
File No. 333-170043

Dear Mr. McCann:

       This letter is submitted in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission conveyed in your telephone call with the Company’s counsel on December 3, 2010 regarding the above-captioned filing (the “Registration Statement”) of the Company.

We are filing today Amendment No.2 to the Registration Statement (the “Amendment”), which contains, in response to the Staff’s comment to the effect that the values of the stock and option awards shown in the Summary Compensation Table appeared to have been incorrectly calculated, a revised Summary Compensation Table (on page 58 of the Amendment) in which the values of the stock and option awards have been calculated in accordance with S-K Items 402(c)(2)(v) and (vi), respectively.  We hereby confirm that the values of the option awards that appear in the Grants of Plan-Based Awards Table (on page 60 of the Amendment) were calculated in accordance with S-K Item 402(d)(2)(viii).

* * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, JAZZ TECHNOLOGIES, INC. By: /s/ Rafi Mor Name: Rafi Mor Title: Principal Executive Officer